Exhibit 3.234

GENERAL PARTNERSHIP AGREEMENT

OF

NASHVILLE SHARED SERVICES GENERAL PARTNERSHIP

The undersigned parties being all of the partners (the “Partners”) of NASHVILLE SHARED SERVICES GENERAL PARTNERSHIP (the “Partnership”), a Delaware general partnership, hereby agree to form the Partnership and hereby agree that the ownership interests in the Partnership and the capital contributions of the Partners are as follows:

Name and Address	Percent Ownership	Capital Contribution
HSS Systems, LLC One Park Plaza Nashville, Tennessee 37203	97%	$4,370,617

Healthtrust, Inc. – The Hospital Company One Park Plaza Nashville, Tennessee 37203	2%	$90,116

HSS Holdco, LLC One Park Plaza Nashville, Tennessee 37203	1%	$45,058

Total		$4,505,791

The capital contribution of HSS Systems, LLC consisted of the assets (net of liabilities) shown on Exhibit A hereto, the value of which the Partners hereby agree to. The capital contributions of Healthtrust, Inc. – The Hospital Company and HSS Holdco, LLC were made in cash. None of the Partners shall be required to make any additional contribution of capital to the Partnership, although the Partners may from time to time agree to make additional contributions to the Partnership.

The Partnership may engage in any lawful business permitted by the Delaware Revised Uniform Partnership Act of the State of Delaware, including without limitation, acquiring, owning, operating, selling, leasing, and otherwise dealing with real property and healthcare businesses.

The Partnership shall be terminated and dissolved upon the mutual agreement of the Partners.

Prior to the dissolution of the Partnership, no Partner shall have the right to receive any distributions of or return of its capital contribution.

All distributions and all allocations of income, gains, losses and credits shall be made in accordance with the ownership percentage of each Partner.

None of the Partners shall be permitted to withdraw from the Partnership or transfer, assign, or pledge their interest in the Partnership without the prior written consent of the other Partners, which consent may be withheld in such Partner’s sole discretion.

This Partnership Agreement may be amended upon the mutual agreement of all Partners. Any such amendment may amend and restate this Partnership Agreement in its entirety and may add and/or substitute partners and reallocate the percent ownership set forth above.

The Partners hereby agree that all other terms of the Partnership be controlled and interpreted in accordance with the Delaware Revised Uniform Partnership Act of the State of Delaware.

Effective as of the 29th day of December, 2000.

PARTNERS:

HSS SYSTEMS, LLC, a Delaware limited liability company

By:

Name:

Title:

HEALTHTRUST, INC.– THE HOSPITAL COMPANY, a Delaware corporation

By:

Name:

Title:

HSS HOLDCO, LLC, a Delaware limited liability corporation

By:

Name:

Title:

2

EXHIBIT A

Capital Contributions

Nashville Shared Services, GP

Assets Contributed

Balances as of 11/30/00

	08910	08942	09942
Cash & cash equivalents	—	250	—
Patient receivable	—	—	—
Inventories	—	—	—
Prepaid expenses	—	—	—
Other receivables	—	—	—
Buildings & Improvements	—	826,350	—
Equipment – owned	393,392	3,900,492	—
Accumulated depreciation	(24,257)	(683,133)	—

Net Assets	369,135	4,043,959	—

Accounts Payable	(41,985)	—	—
Accrued salaries	—	—	—
Accrued Expenses	(486)	(6)	—
Long-term obligations	—	—	—

Total liabilities	(42,471)	(6)	—

Net assets contributed	326,664	4,043,953	—	4,370,617	97% HSS Systems, LLC

				90,116	2% Healthtrust
				45,058	1% HSS Holdco, LLC
				4,505,791	total value contributed